                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                          HOMELAND HOLDING CORPORATION
                          ----------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                          -----------------------------
                         (Title of Class of Securities)

                                    43739T104
                                    ---------
                                 (CUSIP Number)

                                December 31, 1998
                                -----------------
             (Date of Event which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 15 Pages

-------------------                                          -------------------
CUSIP No. 43739T104                  13G                     Page 2 of 15 Pages
-------------------                                          -------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Soros Fund Management LLC
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [ ]
                                                                    (b) [X]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY
---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            -0-
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             -0-
     OWNED BY
                     ------ ----------------------------------------------------
       EACH              7  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                -0-
       WITH
                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            -0-
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           666,770 (1)
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           13.77%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           OO, IA
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!


----------
(1) See Item 4(a)


                               Page 2 of 15 Pages

-------------------                                          -------------------
CUSIP No. 43739T104                  13G                     Page 3 of 15 Pages
-------------------                                          -------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           George Soros    (in the capacity described herein)
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [ ]
                                                                    (b) [X]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY
---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            -0-
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             -0-
     OWNED BY
                     ------ ----------------------------------------------------
       EACH              7  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                -0-
       WITH
                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            -0-
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           666,770 (1)
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           13.77%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           IA
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!


----------
(1) See Item 4(a).


                               Page 3 of 15 Pages

-------------------                                          -------------------
CUSIP No. 43739T104                  13G                     Page 4 of 15 Pages
-------------------                                          -------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Stanley F. Druckenmiller    (in the capacity described herein)
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [ ]
                                                                    (b) [X]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY
---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            -0-
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             -0-
     OWNED BY
                     ------ ----------------------------------------------------
       EACH              7  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                -0-
       WITH
                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            -0-
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           666,770 (1)
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           13.77%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           IA
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!


----------
(1) See Item 4 (a)


                               Page 4 of 15 Pages

-------------------                                          -------------------
CUSIP No. 43739T104                  13G                     Page 5 of 15 Pages
-------------------                                          -------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Satellite Fund Management LLC
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [ ]
                                                                    (b) [X]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY
---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            666,770
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             -0-
     OWNED BY
                     ------ ----------------------------------------------------
       EACH              7  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                666,770
       WITH
                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            -0-
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           666,770 (1)
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           13.77%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           OO, IA
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!


----------
(1) See Item 4(a)


                               Page 5 of 15 Pages

-------------------                                          -------------------
CUSIP No. 43739T104                  13G                     Page 6 of 15 Pages
-------------------                                          -------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Lief D. Rosenblatt
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [ ]
                                                                    (b) [X]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY
---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            -0-
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             666,770
     OWNED BY
                     ------ ----------------------------------------------------
       EACH              7  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                -0-
       WITH
                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            666,770
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           666,770 (1)
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           13.77%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           IA
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!


----------
(1) See Item 4(a)


                               Page 6 of 15 Pages

Item 1(a)      Name of Issuer:
---------      ---------------
               Homeland Holding Corporation (the "Issuer")

Item 1(b)      Address of Issuer's Principal Executive Offices:
---------      ------------------------------------------------
               2601 Northwest Expressway
               Oil Center-East
               Suite 1100E
               Oklahoma City, Oklahoma 73112

Items 2(a)     Name of Person Filing:
----------     ----------------------
               This Statement is filed on behalf of the following persons
               (collectively, the "Reporting Persons"):

               i) Soros Fund Management LLC, a Delaware limited liability company ("SFM LLC");

               ii)  Mr. George Soros ("Mr. Soros");

               iii) Mr. Stanley F. Druckenmiller ("Mr. Druckenmiller");

               iv) Satellite Fund Management LLC, a Delaware limited liability company "Satellite LLC"); and

               v)   Mr. Lief D. Rosenblatt ("Mr. Rosenblatt").

               This Statement relates to Shares (as defined herein) held for the accounts of Quantum Partners and Quasar Partners (each as defined herein). SFM LLC, a Delaware limited liability company, serves as principal investment manager to Quantum Partners LDC, a Cayman Islands exempted duration company ("Quantum Partners") and, as such, has been granted investment discretion over portfolio investments, including the Shares, held for the account of Quantum Partners. SFM LLC, on behalf of Quantum Partners and Quasar Partners, has granted investment discretion to Satellite LLC, pursuant to investment management contracts between Quantum Partners and Satellite LLC (the "Quantum Partners-Satellite Contract") and Quasar Partners and Satellite LLC (the "Quasar Partners-Satellite Contract"). None of SFM LLC, Mr. Soros and



                               Page 7 of 10 Pages

               Mr. Druckenmiller currently exercises voting or dispositive power over the Shares held for the accounts of Quantum Partners and Quasar Partners. Pursuant to a combination of Quasar International Fund N.V. ("Quasar Fund") with and into Quantum Industrial Holdings Ltd. ("QIH"), effective February 1, 1999, portfolio investments previously held indirectly by Quasar Fund (including the Shares held for the account of Quasar International Partners, C.V., a Netherlands Antilles limited partnership ("Quasar Partners")), were transferred to, and are held indirectly by, QIH. SFM LLC serves as principal investment manager to both Quasar Partners and QIH, and remains the principal investment manager of such portfolio investments. Mr. Soros is the Chairman of SFM LLC. Mr. Druckenmiller is the Lead Portfolio Manager and a Member of the Management Committee of SFM LLC. Mr. Rosenblatt is Managing Director of Satellite LLC.

Item 2(b)      Address of Principal Business Office:
---------      -------------------------------------
               The address of the principal business office of each of SFM LLC, Mr. Soros, Mr. Druckenmiller, Satellite LLC and Mr. Rosenblatt is
               888 Seventh Avenue, 33rd Floor, New York, NY 10106.

Item 2(c)      Citizenship:
---------      ------------
               i)   SFM LLC is a Delaware limited liability company;

               ii)  Mr. Soros is a United States citizen;

               iii) Mr. Druckenmiller is a United States citizen;

               iv)  Satellite LLC is a Delaware limited liability company; and

               v)   Mr. Rosenblatt is a United States citizen.

Item 2(d)      Title of Class of Securities:
---------      -----------------------------
               Common Stock, par value $0.01 per share (the Shares")

Item 2(e)      CUSIP Number:
---------      -------------
               43739T104

Item 3         Not Applicable
------

Item 4.        Ownership:
-------        ----------


                               Page 8 of 15 Pages

Item 4(a)      Amount Beneficially Owned:
---------      --------------------------
               As of February 11, 1999, each of the Reporting Persons may be deemed the beneficial owner of the following number of Shares:

               i) SFM LLC, Mr. Soros and Mr. Druckenmiller may be deemed to be the beneficial owners of 666,770 Shares. This number consists of
               (A) 26,229 Shares held for the account of Quasar Partners and (B) 640,541 Shares held for the account of Quantum Partners. With respect to the Shares held for the accounts of both Quantum Partners and Quasar Partners, as a consequence of Quantum Partners' and Quasar Partners' ability to (i) terminate the Quantum Partners-Satellite Contract and the Quasar Partners-Satellite Contract, respectively, with respect to all investments, including those involving the Shares held for the accounts of Quantum Partners and Quasar Partners and (ii) return voting and dispositive power to SFM LLC within 60 days, notwithstanding the fact that none of SFM LLC, Mr. Soros and Mr. Druckenmiller currently exercises such power, SFM LLC, Mr. Soros and Mr. Druckenmiller may be deemed to be the beneficial owners of the 666,770 Shares held for the accounts of Quantum Partners and Quasar Partners.

               ii) Satellite LLC and Mr. Rosenblatt may be deemed the beneficial owner of 666,770 Shares. This number consists of (A) 26,229 Shares held for the account of Quasar Partners and (B) 640,541 Shares held for the account of Quantum Partners.

Item 4(b)      Percent of Class:
---------      -----------------
               The number of Shares of which each of SFM LLC, Mr. Soros, Mr.
               Druckenmiller, Satellite LLC and Mr. Rosenblatt may be deemed to be the beneficial owner constitutes approximately 13.77% of the total number of Shares outstanding.

Item 4(c)      Number of shares as to which such person has:
---------      ---------------------------------------------
               SFM LLC
               -------

               (i)   Sole power to vote or to direct the vote: -0-


                               Page 9 of 15 Pages

               (ii)  Shared power to vote or to direct the vote: -0-

               (iii) Sole power to dispose or to direct the disposition of: -0-

               (iv)  Shared power to dispose or to direct the disposition of:
                     -0-

               Mr. Soros
               ---------

               (i)   Sole power to vote or to direct the vote: -0-

               (ii)  Shared power to vote or to direct the vote: -0-

               (iii) Sole power to dispose or to direct the disposition of: -0-

               (iv)  Shared power to dispose or to direct the disposition of:
                     -0-

               Mr. Druckenmiller
               -----------------

               (i)   Sole power to vote or to direct the vote: -0-

               (ii)  Shared power to vote or to direct the vote: -0-

               (iii) Sole power to dispose or to direct the disposition of: -0-

               (iv)  Shared power to dispose or to direct the disposition of:
                     -0-

               Satellite LLC
               -------------

               (i)   Sole power to vote or to direct the vote: 666,770

               (ii)  Shared power to vote or to direct the vote: -0-

               (iii) Sole power to dispose or to direct the disposition of:
                     666,770

               (iv)  Shared power to dispose or to direct the disposition of:
                     -0-

               Mr. Rosenblatt
               --------------

               (i) Sole power to vote or to direct the vote: -0-


                               Page 10 of 15 Pages

               (ii)  Shared power to vote or to direct the vote: 666,770

               (iii) Sole power to dispose or to direct the disposition of: -0-

               (iv)  Shared power to dispose or to direct the disposition of:
                     666,770


Item 6         Ownership of More than Five Percent on Behalf of Another Person:
------         ----------------------------------------------------------------
               The shareholders of Quantum Partners, including Quantum Fund N.V., a Netherlands Antilles company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of Quantum Partners in accordance with their ownership interests in Quantum Partners.

               The partners of Quasar Partners, including Quantum Industrial Partners LDC, a Cayman Islands Limited Duration Company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of Quasar Partners in accordance with their partnership interests in Quasar Partners.

               Information contained herein concerning SFM LLC, Mr. Soros and Mr. Druckenmiller has been provided by SFM LLC. Satellite LLC assumes no responsibility for such information. Information contained herein concerning Satellite LLC has been provided by Satellite LLC. SFM LLC, Mr. Soros and Mr. Druckenmiller assume no responsibility for such information.

Item 7         Identification and Classification of the
               ----------------------------------------
               Subsidiary Which Acquired the Security Being
               --------------------------------------------
               Reported on By the Parent Holding Company:
               -----------------------------------------
               Not Applicable

Item 8         Identification and Classification of Members
------         --------------------------------------------
               of the Group:
               -------------
               Not Applicable

Item 9         Notice of Dissolution of Group:
------         -------------------------------


                               Page 11 of 15 Pages

               Not Applicable

Item 10        Certification:
-------        --------------

     By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.







                               Page 12 of 15 Pages

                                    SIGNATURE
                                    ---------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 12, 1999            SOROS FUND MANAGEMENT LLC


                                    By: /s/ Michael C. Neus
                                       ----------------------------
                                       Michael C. Neus
                                       Assistant General Counsel


Dated: February 12, 1999            GEORGE SOROS


                                    By: /s/ Michael C. Neus
                                       ----------------------------
                                       Michael C. Neus
                                       Attorney-in-Fact


Dated: February 12, 1999            STANLEY F. DRUCKENMILLER


                                    By: /s/ Michael C. Neus
                                       ----------------------------
                                       Michael C. Neus
                                       Attorney-in-Fact


Dated: February 12, 1999            SATELLITE FUND MANAGEMENT LLC


                                    By: /s/ Lief D. Rosenblatt
                                       ----------------------------
                                       Name: Lief D. Rosenblatt
                                       Title: Managing Director


Dated: February 12, 1999                /s/ Lief D. Rosenblatt
                                       ----------------------------
                                       Lief D. Rosenblatt



                               Page 13 of 15 Pages

                                  EXHIBIT INDEX
                                  -------------
                                                                            Page
                                                                            ----
Joint Filing Agreement, dated as of February 12,
1999 by and among Soros Fund Management LLC, Mr.
George Soros, Mr. Stanley F. Druckenmiller,
Satellite Fund Management LLC and Mr. Lief D.
Rosenblatt...................................................................15







                               Page 14 of 15 Pages